Exhibit 99.a

FOR IMMEDIATE RELEASE	December 23, 2005

NOVA Chemicals announces successful Corunna, Ontario, facility start-up

Pittsburgh, PA — NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that its Corunna, Ontario, manufacturing facility successfully resumed operations following an extended maintenance and modernization outage.  The upgraded Corunna ethylene flexi-cracker resumed ethylene production on December 22, 2005. The company continues to work with all impacted customers as the facility returns to normal operating levels.

NOVA Chemicals produces commodity plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel:  +1 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire — Vice President, Investor Relations

Tel: +1 412.490.5070

E-mail: chris.bezaire@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.